20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

07028807

Our Ref: GSD/TCHL/4831
20th December 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 26 2007
WASH. D.C.
186

SUPPL

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary
Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 20th December 2007
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2007 - 2008 Interim Report

Date : as of 30th September 2007

Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Tai Cheung Holdings Limited

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2007.

Consolidated Profit and Loss Account

For the six months ended 30th September 2007

		(Unaudited) Six Months Ended	
	Note	**30/9/2007** ***HK$Million***	30/9/2006 *HK$Million*
Turnover	*2*	**149.1**	119.0
Cost of property sales		**(30.6)**	(19.8)
Property expenses		**(27.5)**	(29.0)
Gross profit		**91.0**	70.2
Other income		**4.8**	1.7
Administrative expenses		**(20.3)**	(17.7)
Write-back of provision against properties for sale		**28.2**	31.2
Write-back of impairment loss on leasehold land		**34.0**	37.6
Fair value gains on investment properties		**–**	0.4
Operating profit	*3*	**137.7**	123.4
Finance costs		**(3.8)**	(3.0)
Share of results of associates		**56.0**	45.0
Profit before income tax		**189.9**	165.4
Income tax expense	*5*	**(26.9)**	(23.9)
Profit attributable to equity holders of the Company		**163.0**	141.5
Dividends			
Interim, proposed, of HK 9 cents (2006: HK 8 cents) per ordinary share		**55.6**	49.4
Earnings per share (Basic and Diluted)	*6*	**26.4¢**	22.9¢

Consolidated Balance Sheet
As at 30th September 2007

	Note	(Unaudited) 30/9/2007 HK$Million	(Audited) 31/3/2007 HK$Million
Non-current assets			
Property, plant and equipment		**1.8**	1.9
Investment properties		**154.5**	154.5
Leasehold land		**1,483.4**	1,477.6
Associates		**70.3**	63.4
Available-for-sale financial assets		**114.7**	114.0
Deferred income tax assets		**2.1**	4.5
Mortgage loans receivable		**11.8**	12.8
		1,838.6	1,828.7
Current assets			
Properties for sale		**1,526.8**	1,520.2
Properties under development		**273.1**	228.6
Mortgage loans receivable		**0.3**	0.3
Debtors, deposits and prepayments	7	**44.3**	144.3
Amount due from an associate		**6.3**	6.3
Bank balances and cash		**318.9**	143.2
		2,169.7	2,042.9
Current liabilities			
Creditors, deposits and accruals	8	**83.9**	79.9
Borrowings	9	**228.5**	327.1
Current income tax liabilities		**45.8**	27.6
		358.2	434.6
Net current assets		**1,811.5**	1,608.3
Total assets less current liabilities		**3,650.1**	3,437.0
Non-current liabilities			
Borrowings	9	**111.5**	–
Deferred income tax liabilities		**4.5**	4.4
		116.0	4.4
Net assets		**3,534.1**	3,432.6
Equity			
Share capital		**61.7**	61.7
Retained profits		**3,056.8**	2,949.4
Other reserves		**360.0**	359.7
Proposed dividend		**55.6**	61.8
Total equity		**3,534.1**	3,432.6

Consolidated Statement of Changes in Equity

For the six months ended 30th September 2007

	(Unaudited) Six Months Ended	
	30/9/2007	30/9/2006
	HK$Million	*HK$Million*
Total equity at 1st April	**3,432.6**	3,248.1
Exchange differences	**(0.4)**	0.5
Fair value gain on available-for-sale financial assets	**0.7**	5.5
Net income recognised directly in equity	**0.3**	6.0
Profit attributable to equity holders of the Company	**163.0**	141.5
Total recognised income	**163.3**	147.5
Dividends	**(61.8)**	(49.4)
Total equity at 30th September	**3,534.1**	3,346.2

Condensed Consolidated Cash Flow Statement

For the six months ended 30th September 2007

	(Unaudited) Six Months Ended	
	30/9/2007	30/9/2006
	HK$Million	*HK$Million*
Net cash from/(used in) operating activities	**169.9**	(0.7)
Net cash from investing activities	**54.5**	44.5
Net cash used in financing activities	**(48.7)**	(46.3)
Net increase/(decrease) in bank balances and cash	**175.7**	(2.5)
Bank balances and cash at 1st April	**143.2**	86.5
Bank balances and cash at 30th September	**318.9**	84.0

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed financial statements should be read in conjunction with the 2007 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed interim financial statements are consistent with those used in the annual financial statements for the year ended 31st March 2007 except for the adoption of certain new standards, amendments and interpretations of Hong Kong Financial Reporting Standards ("HKFRS") issued and are mandatory for accounting periods beginning on or after 1st January 2007. The Group has assessed the impact of the adoption of these new standards, amendments and interpretations and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) "Presentation of Financial Statements: Capital Disclosures" and HKFRS 7 "Financial Instruments: Disclosures" requires additional disclosures to be made in the annual financial statements.

Certain new standards, amendments and interpretations under HKFRS have been issued but are not effective for the year ending 31st March 2008 and these have not been early adopted by the Group. The Group is in the process of assessing the impact of these new standards, amendments and interpretations on its results of operations and financial position.

2. TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) Primary reporting format – business segments

	Six Months Ended 30/9/2007				
	Property development and leasing *HK$Million*	Property management *HK$Million*	Hotel operation *HK$Million*	Investment holding *HK$Million*	Group *HK$Million*
Turnover	146.1	3.0	-	-	149.1
Segment results before provision	70.1	1.7	-	3.8	75.6
Write-back of provision against properties for sale	28.2	-	-	-	28.2
Write-back of impairment loss on leasehold land	34.0	-	-	-	34.0
Segment results	132.3	1.7	-	3.8	137.8
Unallocated costs					(0.1)
Operating profit					137.7
Finance costs					(3.8)
Share of results of associates	0.4	-	55.6	-	56.0
Profit before income tax					189.9
Income tax expense					(26.9)
Profit attributable to equity holders of the Company					163.0

2. TURNOVER AND SEGMENT INFORMATION (continued)

(a) Primary reporting format – business segments (continued)

	Six Months Ended 30/9/2006				
	Property development and leasing *HK$Million*	**Property management** *HK$Million*	**Hotel operation** *HK$Million*	**Investment holding** *HK$Million*	**Group** *HK$Million*
Turnover	115.9	3.1	–	–	119.0
Segment results before provision	52.6	1.9	–	(0.2)	54.3
Write-back of provision against properties for sale	31.2	–	–	–	31.2
Write-back of impairment loss on leasehold land	37.6	–	–	–	37.6
Fair value gains on investment properties	0.4	–	–	–	0.4
Segment results	121.8	1.9	–	(0.2)	123.5
Unallocated costs					(0.1)
Operating profit					123.4
Finance costs					(3.0)
Share of results of associates	0.1	–	44.9	–	45.0
Profit before income tax					165.4
Income tax expense					(23.9)
Profit attributable to equity holders of the Company					141.5

(b) Secondary reporting format – geographical segments

	Turnover Six Months Ended		**Operating results** Six Months Ended	
	30/9/2007 ***HK$Million***	30/9/2006 *HK$Million*	**30/9/2007** ***HK$Million***	30/9/2006 *HK$Million*
Hong Kong	**149.0**	118.7	**142.2**	126.8
United States of America	**0.1**	0.3	**(4.5)**	(3.4)
	149.1	119.0	**137.7**	123.4

3. OPERATING PROFIT

	Six Months Ended 30/9/2007 **HK$Million**	30/9/2006 *HK$Million*
Operating profit is stated after charging the following:		
Amortisation of leasehold land	**15.2**	15.0
Auditor's remuneration	**0.5**	0.5
Depreciation	**0.3**	0.3
Directors' emoluments		
– fees	**0.6**	0.4
– salaries, bonuses and other emoluments	**2.4**	2.3
– provident fund contributions	**0.2**	0.2
Operating lease rentals – land and buildings	**1.9**	1.5
Outgoings in respect of		
– investment properties	**1.3**	1.3
– other properties	**1.6**	1.6

4. STAFF COSTS

The amount of staff costs (excluding directors' emoluments as disclosed in note 3) charged to the consolidated profit and loss account represents:

	Six Months Ended 30/9/2007 **HK$Million**	30/9/2006 *HK$Million*
Salaries and allowances	**23.4**	22.6
Provident fund contributions less forfeitures	**1.4**	1.4
Less: Recharge of staff costs to building management funds	**(10.6)**	(10.1)
	14.2	13.9

5. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates prevailing in the countries in which the Group operates. No overseas tax has been made as the Group had no estimated assessable profit for both periods.

	Six Months Ended 30/9/2007 **HK$Million**	30/9/2006 *HK$Million*
Current income tax		
Hong Kong profits tax	**24.4**	15.5
Deferred income tax	**2.5**	8.4
	26.9	23.9

The Group's share of income tax expense attributable to associates for the six months ended 30th September 2007 of HK$7.6 million (2006: HK$9.3 million) is included in the consolidated profit and loss account as share of results of associates.

6. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to equity holders of the Company of HK$163.0 million (2006: HK$141.5 million) and ordinary shares in issue of 617,531,425 (2006: 617,531,425). There were no potential dilutive ordinary shares outstanding during the period (2006: Nil).

7. DEBTORS, DEPOSITS AND PREPAYMENTS

	30/9/2007 ***HK$Million***	31/3/2007 *HK$Million*
Debtors, aged		
0-3 months	**35.9**	112.9
Over 3 months	**–**	18.3
	35.9	131.2
Deposits and prepayments	**8.4**	13.1
	44.3	144.3

The carrying amounts of debtors and deposits approximate their fair value.

Credit terms given to customers vary and are generally ranged from 3 to 6 months.

There is no concentration of credit risk with respect to debtors, as the Group has a large number of customers.

8. CREDITORS, DEPOSITS AND ACCRUALS

	30/9/2007 ***HK$Million***	31/3/2007 *HK$Million*
Creditors, aged		
0-3 months	**6.2**	3.9
Over 3 months	**3.4**	1.9
	9.6	5.8
Deposits and accruals	**74.3**	74.1
	83.9	79.9

The carrying amounts of creditors, deposits and accruals approximate their fair value.

9. BORROWINGS

	30/9/2007 **_HK$Million_**	31/3/2007 _HK$Million_
Non-current		
Bank loans		
– unsecured	**17.9**	–
– secured	**93.6**	–
	111.5	–
Current		
Bank loans		
– unsecured	**50.0**	60.0
– secured	**178.5**	267.1
	228.5	327.1
Total borrowings	**340.0**	327.1

The maturity of borrowings is as follows:

	30/9/2007 **_HK$Million_**	31/3/2007 _HK$Million_
Within one year	**228.5**	327.1
In the second year	**49.9**	–
In the third to fifth year	**61.6**	–
	340.0	327.1

The carrying amounts of borrowings approximate their fair value.

10. COMMITMENTS

	30/9/2007 **_HK$Million_**	31/3/2007 _HK$Million_
Capital commitment in respect of available-for-sale financial assets	**84.2**	70.1
Development expenses contracted but not provided for in respect of properties under development	**64.8**	80.3
	149.0	150.4

Interim Dividend

The Directors declared an interim dividend of HK 9 cents per share, representing an increase of 13% over last year. The said interim dividend is payable on 1st February 2008.

Register of Members

The Register of Members will be closed from 7th January 2008 to 10th January 2008, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 4th January 2008 in order that they may receive their dividend entitlement.

Management Discussion and Analysis

Interim Results

The Group's unaudited profit attributable to equity holders of the Company for the six months ended 30th September 2007 amounted to HK$163.0 million. This represents an increase of 15% over the profit of HK$141.5 million for the same period in 2006. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

The Group's interest in Sheraton–Hong Kong Hotel is stated at cost less accumulated depreciation and amortisation on the hotel land and buildings in accordance with the current accounting standards.

In order to fully reflect the underlying economic values of the Group's hotel properties, the Group considers it appropriate also to present to shareholders, as set out below, supplementary information on the Group's statement of net assets on the basis that the Group were to state its hotel properties at their open market valuations as at 31st March 2007.

	30/9/2007 (Unaudited) *HK$Million*	31/3/2007 (Unaudited) *HK$Million*
Non-current assets, including interest in associates	**1,838.6**	1,828.7
Add: Attributable revaluation surplus relating to hotel properties*	**1,948.5**	1,938.3
	3,787.1	3,767.0
Current assets	**2,169.7**	2,042.9
Current liabilities	**(358.2)**	(434.6)
Net current assets	**1,811.5**	1,608.3
Total assets less current liabilities	**5,598.6**	5,375.3
Non-current liabilities	**(116.0)**	(4.4)
Net assets as if the hotel properties were stated at open market value	**5,482.6**	5,370.9
Net assets per ordinary share as if the hotel properties were stated at open market value	**HK$8.88**	HK$8.70

* *Based on open market valuations as at 31st March 2007.*

Property Development

Superstructure work at the luxury residential project at Plunkett's Road on the Peak has been finished and construction work is expected to be completed in the second half of the financial year. Recent sales at the Peak have achieved record prices. With high stock prices and strong economy, we expect this trend to continue.

The planning and rezoning of Stage One of French Valley Airport Center in California is expected to be finalized in the near future and site grading work will commence in the first quarter of 2008.

Hotel

As the supply of new 5-star hotels is going to be limited over the next few years and with increasing tourist arrivals, the Sheraton-Hong Kong Hotel, in which your Group has 35% interest, will continue to perform well in the next few years. The Olympic Games in 2008 and the East Asian Games in 2009 are expected to boost hotel occupancy.

The shopping mall at the Sheraton-Hong Kong Hotel will be upgraded next year. This will enhance its image and rental incomes.

High-tech Investments

The recovery of the U.S. high-tech sector is continuing. Some funds that we have invested in have realized the value of some of their companies, such as DivX, Inc., Acme Packet, Inc. and Hansen Medical, Inc. through IPO's or sale. We expect satisfactory improvement in return on our investments in this sector.

Prospects

In view of the current trend, the three strongest sectors of the Hong Kong property market over the next few years are offices, super-luxurious housing and 5-star hotels, which your Group has been concentrating on. These three sectors show no sign of overheating as the prices here in Hong Kong are substantially lower than those in other financial centres such as London.

As a result, the financial position of your Group is very sound and solid. This will enable your Group to take advantage of any new opportunities in the future.

Liquidity and Financial Resources

At 30th September 2007, the Group's borrowings net of cash was HK$21.1 million as compared with HK$183.9 million at 31st March 2007. 67.2% of the Group's borrowings were payable within one year and 32.8% were payable between two to five years. Approximately 86.5% of the Group's borrowings were denominated in Hong Kong dollars and the remaining 13.5% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2007, amounted to HK$434.8 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 9.6% at 30th September 2007, compared to 9.5% at 31st March 2007.

Certain leasehold land, properties for sale, properties under development and investment properties of the Group with a carrying value of HK$1,172.9 million (31st March 2007: HK$1,137.3 million) have been pledged to banks as security for facilities granted to the extent of HK$459.1 million (31st March 2007: HK$449.1 million) against which HK$272.1 million (31st March 2007: HK$267.1 million) has been utilised at the balance sheet date.

Human Resources

The Group, excluding associates, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$24.8 million for the period ended 30th September 2007. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

Directors' Interests

At 30th September 2007, the interests of the Directors and Chief Executive in the shares of the Company as recorded in the register maintained under section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

	Number of Shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	**Total**
David Pun Chan	112,786,971	–	*61,335,074	–	**174,122,045**
Ivy Sau Ching Chan	20,132,706	–	–	–	**20,132,706**
Karl Chi Leung Kwok	221,212	–	–	–	**221,212**
Wing Sau Li	63,000	–	–	–	**63,000**

**Note:* Such shares were held through a corporation which is wholly owned by Mr. David Pun Chan.

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, no directors, chief executives or their associates had any interest or short position in the shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

During the period under review, the Company did not grant to the Directors or Chief Executive any right to subscribe for shares of the Company.

Substantial Shareholders

At 30th September 2007, the register of substantial shareholders maintained under section 336 of the SFO showed that the Company has been notified of the following interest, being 5% or more of the Company's issued share capital. This interest is in addition to those disclosed above in respect of the Directors and Chief Executive:

Name	Number of Shares
*Chan Poon Wai Kuen	96,185,380

**Note:* Madam Chan Poon Wai Kuen is the mother of Mr. David Pun Chan.

All the interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified by any other person (other than a director of the Company disclosed above) who has an interest or short position in the shares of the Company which are required to be recorded in the register kept by the Company pursuant to section 336 of the SFO as at 30th September 2007.

Purchase, Sale or Redemption of Shares

The Company did not redeem any of its shares during the period. Neither the Company nor any of its subsidiaries purchased or sold any of the Company's shares during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim financial statements.

Compliance with the Code on Corporate Governance Practices

During the period, the Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Listing Rules of the Stock Exchange except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The Board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the Company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive Directors of the Company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Every Director of the Company, including those appointed for a specific term (save for any chairman or managing director under the Company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years. Pursuant to section 4(g) of the Private Act of the Company, any chairman or any managing director of the Company shall not be subject to retirement by rotation under the Bye-laws.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules of the Stock Exchange. All Directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 12th December 2007

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Man Sing Kwong as independent non-executive directors.

本人謹以欣悅之心情報告截至二零零七年九月三十日止上半年度本集團未經審核業績概要。

綜合損益表

截至二零零七年九月三十日止六個月

	附註	(未經審核) 截至 30/9/2007 止六個月 港幣百萬元	截至 30/9/2006 止六個月 港幣百萬元
營業額	2	**149.1**	119.0
出售物業成本		**(30.6)**	(19.8)
物業開支		**(27.5)**	(29.0)
毛利		**91.0**	70.2
其他收入		**4.8**	1.7
行政開支		**(20.3)**	(17.7)
待售物業撥備之轉回		**28.2**	31.2
租賃土地減值之轉回		**34.0**	37.6
投資物業公允值盈利		**–**	0.4
營業溢利	3	**137.7**	123.4
財務費用		**(3.8)**	(3.0)
攤佔聯營公司業績		**56.0**	45.0
除所得稅前溢利		**189.9**	165.4
所得稅項	5	**(26.9)**	(23.9)
本公司權益持有人應佔溢利		**163.0**	141.5
股息			
擬派中期股息，每普通股港幣九仙（二零零六年：港幣八仙）		**55.6**	49.4
每股盈利（基本及攤薄）	6	**26.4¢**	22.9¢

綜合資產負債表
二零零七年九月三十日結算

	附註	(未經審核) 30/9/2007 港幣百萬元	(已審核) 31/3/2007 港幣百萬元
非流動資產			
物業、機器及設備		**1.8**	1.9
投資物業		**154.5**	154.5
租賃土地		**1,483.4**	1,477.6
聯營公司		**70.3**	63.4
可供出售投資		**114.7**	114.0
遞延所得稅項資產		**2.1**	4.5
應收按揭貸款		**11.8**	12.8
		1,838.6	1,828.7
流動資產			
待售物業		**1,526.8**	1,520.2
發展中物業		**273.1**	228.6
應收按揭貸款		**0.3**	0.3
應收賬款、按金及預付款項	7	**44.3**	144.3
應收聯營公司款項		**6.3**	6.3
銀行存款及現金		**318.9**	143.2
		2,169.7	2,042.9
流動負債			
應付賬款、按金及未付款項	8	**83.9**	79.9
貸款	9	**228.5**	327.1
本期應付所得稅項		**45.8**	27.6
		358.2	434.6
流動資產淨值		**1,811.5**	1,608.3
總資產減流動負債		**3,650.1**	3,437.0
非流動負債			
貸款	9	**111.5**	—
遞延所得稅項負債		**4.5**	4.4
		116.0	4.4
淨資產		**3,534.1**	3,432.6
權益			
股本		**61.7**	61.7
保留盈餘		**3,056.8**	2,949.4
其他儲備金		**360.0**	359.7
建議股息		**55.6**	61.8
總權益		**3,534.1**	3,432.6

綜合股東權益變動表
截至二零零七年九月三十日止六個月

	(未經審核)	
	截至 30/9/2007 止六個月 *港幣百萬元*	截至 30/9/2006 止六個月 *港幣百萬元*
總權益於四月一日	**3,432.6**	3,248.1
匯兌調整	**(0.4)**	0.5
可供出售投資公允值盈利	**0.7**	5.5
在權益直接確認的淨收入	**0.3**	6.0
本公司權益持有人應佔溢利	**163.0**	141.5
總確認收入	**163.3**	147.5
股息	**(61.8)**	(49.4)
總權益於九月三十日	**3,534.1**	3,346.2

簡明綜合現金流量表

截至二零零七年九月三十日止六個月

	(未經審核)	
	截至 30/9/2007 止六個月	截至 30/9/2006 止六個月
	港幣百萬元	*港幣百萬元*
經營活動所得之淨現金流入／(流出)	**169.9**	(0.7)
投資活動之淨現金流入	**54.5**	44.5
融資活動之淨現金流出	**(48.7)**	(46.3)
銀行存款及現金增加／(減少)淨額	**175.7**	(2.5)
四月一日之銀行存款及現金	**143.2**	86.5
九月三十日之銀行存款及現金	**318.9**	84.0

附註：

1. **編製基準及會計政策**

此未經審核簡明綜合中期財務報表乃遵照香港會計師公會發佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司（「聯交所」）證券上市規則附錄16之規定編製。

本簡明財務報表應與二零零七年之年報一併閱讀。

編製此簡明中期財務報表所採納之會計政策及計算方法與截至二零零七年三月三十一日止年度年報中所採用者一致，惟強制於二零零七年一月一日或以後開始之會計期間採納之某些新訂準則，修訂及詮釋之香港財務報告準則（「新香港財務報告準則」）除外。集團已評估採納該等新訂準則、修訂及詮釋之影響及認為對本集團之業績、財務狀況及集團之會計政策並無重大影響。惟採納香港會計準則第1號（修訂）「財務報表之表達：資金披露」及香港財務報告準則第7號「金融工具：披露」需要在週年年報作出更多披露。

本集團並無提早採納某些已發出但在截至二零零八年三月三十一日止年度仍未生效之新香港財務報告準則之新訂準則，修訂及詮釋。本集團現正就此等新訂準則，修訂及詮釋對經營業績及財務狀況之影響進行評估。

2. 營業額及分部資料

本集團主要從事地產投資及發展、投資控股及物業管理業務。

分部資料按本集團之業務或地域列出。業務分部被選擇為主要報告形式呈列，因此形式與本集團之運作模式較切合。

(a) 主要報告形式－業務分部

	截至30/9/2007止六個月				
	地產發展及出租	物業管理	酒店經營	投資控股	集團
	港幣百萬元	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*	*港幣百萬元*
營業額	146.1	3.0	–	–	149.1
撥備前分部業績	70.1	1.7	–	3.8	75.6
待售物業撥備之轉回	28.2	–	–	–	28.2
租賃土地減值之轉回	34.0	–	–	–	34.0
分部業績	132.3	1.7	–	3.8	137.8
未分配成本					(0.1)
營業溢利					137.7
財務費用					(3.8)
攤佔聯營公司業績	0.4	–	55.6	–	56.0
除所得稅前溢利					189.9
所得稅項					(26.9)
本公司權益持有人應佔溢利					163.0

2. 營業額及分部資料(續)

(a) 主要報告形式-業務分部(續)

	截至30/9/2006止六個月				
	地產發展及出租 *港幣百萬元*	物業管理 *港幣百萬元*	酒店經營 *港幣百萬元*	投資控股 *港幣百萬元*	集團 *港幣百萬元*
營業額	115.9	3.1	–	–	119.0
撥備前分部業績	52.6	1.9	–	(0.2)	54.3
待售物業撥備之轉回	31.2	–	–	–	31.2
租賃土地減值之轉回	37.6	–	–	–	37.6
投資物業公允值盈利	0.4	–	–	–	0.4
分部業績	121.8	1.9	–	(0.2)	123.5
未分配成本					(0.1)
營業溢利					123.4
財務費用					(3.0)
攤佔聯營公司業績	0.1	–	44.9	–	45.0
除所得稅前溢利					165.4
所得稅項					(23.9)
本公司權益持有人應佔溢利					141.5

(b) 次要報告形式-地域分部

	營業額		營業溢利	
	截至 30/9/2007 止六個月 ***港幣百萬元***	截至 30/9/2006 止六個月 *港幣百萬元*	**截至 30/9/2007 止六個月** ***港幣百萬元***	截至 30/9/2006 止六個月 *港幣百萬元*
香港	**149.0**	118.7	**142.2**	126.8
美國	**0.1**	0.3	**(4.5)**	(3.4)
	149.1	119.0	**137.7**	123.4

3. 營業溢利

	截至 30/9/2007 止六個月 港幣百萬元	截至 30/9/2006 止六個月 港幣百萬元
營業溢利已扣除下列各項目：		
租賃土地款項攤銷	**15.2**	15.0
核數師酬金	**0.5**	0.5
折舊	**0.3**	0.3
董事酬金		
一袍金	**0.6**	0.4
一薪金、花紅及其他酬金	**2.4**	2.3
一公積金供款	**0.2**	0.2
營業性租賃之租金一房地產	**1.9**	1.5
物業之支出		
一投資物業	**1.3**	1.3
一其他物業	**1.6**	1.6

4. 僱員開支

僱員開支（不包括附註3之董事酬金）在綜合損益表支銷代表：

	截至 30/9/2007 止六個月 港幣百萬元	截至 30/9/2006 止六個月 港幣百萬元
薪金及津貼	**23.4**	22.6
公積金供款減沒收額	**1.4**	1.4
減：轉收物業管理基金之僱員開支	**(10.6)**	(10.1)
	14.2	13.9

5. 所得稅項

香港利得稅準備乃根據期內估計之應課稅溢利按照稅率百分之十七點五（二零零六年：稅率百分之十七點五）計算。海外盈利之稅款則按照期內估計應課稅盈利依本集團經營業務所在國家之現行稅率計算。兩年度之期間因沒有估計之應課稅溢利而沒有海外稅項。

	截至 30/9/2007 止六個月 港幣百萬元	截至 30/9/2006 止六個月 港幣百萬元
本期所得稅項		
香港利得稅	**24.4**	15.5
遞延所得稅項	**2.5**	8.4
	26.9	23.9

截至二零零七年九月三十日止六個月之集團攤佔聯營公司所得稅項港幣七百六十萬元（二零零六年：港幣九百三十萬元）已於綜合損益表中納入攤佔聯營公司業績內。

6. **每股盈利**

每股盈利乃按本公司權益持有人應佔溢利港幣一億六千三百萬元(二零零六年:港幣一億四千一百五十萬元)及已發行普通股617,531,425股(二零零六年:617,531,425股)計算。期內並沒有可攤薄的潛在普通股(二零零六年:無)。

7. **應收賬款、按金及預付款項**

	30/9/2007 ***港幣百萬元***	31/3/2007 *港幣百萬元*
應收賬款,賬齡		
零至三個月	**35.9**	112.9
三個月以上	**–**	18.3
	35.9	131.2
按金及預付款項	**8.4**	13.1
	44.3	144.3

應收賬款及按金之賬面值與公允值相近。

給予顧客之信貸條款各異,一般在三至六個月內。

應收賬款並無集中的信貸風險,因為本集團有眾多客戶。

8. **應付賬款、按金及未付款項**

	30/9/2007 ***港幣百萬元***	31/3/2007 *港幣百萬元*
應付賬款,賬齡		
零至三個月	**6.2**	3.9
三個月以上	**3.4**	1.9
	9.6	5.8
按金及未付款項	**74.3**	74.1
	83.9	79.9

應付賬款、按金及未付款項之賬面值與公允值相近。

9. 貸款

	30/9/2007 港幣百萬元	31/3/2007 港幣百萬元
非流動		
銀行貸款		
－無抵押	**17.9**	–
－有抵押	**93.6**	–
	111.5	–
流動		
銀行貸款		
－無抵押	**50.0**	60.0
－有抵押	**178.5**	267.1
	228.5	327.1
總貸款	**340.0**	327.1

貸款之到期日如下：

	30/9/2007 港幣百萬元	31/3/2007 港幣百萬元
一年內	**228.5**	327.1
二年內	**49.9**	–
三至五年內	**61.6**	–
	340.0	327.1

貸款之賬面值與公允值相近。

10. 承擔

	30/9/2007 港幣百萬元	31/3/2007 港幣百萬元
可供出售投資之資本承擔	**84.2**	70.1
就發展中物業已簽約但未撥備之發展開支	**64.8**	80.3
	149.0	150.4

中期股息

董事局宣佈將於二零零八年二月一日派發中期股息每股港幣九仙，與去年同期之股息相比，增加百分之十三。

股東名冊

股東名冊定於二零零八年一月七日至二零零八年一月十日（首尾兩天包括在內）暫停辦理股票過戶手續。凡持有本公司股份而欲收取上述中期股息者，務須於二零零八年一月四日下午四時三十分前，將有關股票連同過戶文件交到本公司在香港之股票登記過戶處香港灣仔皇后大道東一八三號合和中心十七樓1712－16室香港中央證券登記有限公司辦理過戶手續。

管理層之討論及分析

中期業績

截至二零零七年九月三十日止上半年度本集團未經審核本公司權益持有人應佔溢利為港幣一億六千三百萬元，與去年同期之溢利港幣一億四千一百五十萬元相比，增加百分之十五，主要因為香港物業市道及酒店業務之增長。

根據現行會計準則，喜來登酒店按成本減除酒店土地及建築物之累計折舊及攤銷後列值。

為全面反映本集團酒店物業之實質經濟價值，本集團認為應向股東呈列下文有關本集團資產淨值之補充資料，此乃根據本集團按其酒店物業於二零零七年三月三十一日之公開市場估值列值。

	30/9/2007 （未經審核） *港幣百萬元*	31/3/2007 （未經審核） *港幣百萬元*
非流動資產，包括 聯營公司權益	**1,838.6**	1,828.7
加：應佔酒店物業之重估盈餘*	**1,948.5**	1,938.3
	3,787.1	3,767.0
流動資產	**2,169.7**	2,042.9
流動負債	**(358.2)**	(434.6)
流動資產淨值	**1,811.5**	1,608.3
總資產減流動負債	**5,598.6**	5,375.3
非流動負債	**(116.0)**	(4.4)
若酒店物業按公開市場估值列值 之資產淨值	**5,482.6**	5,370.9
若酒店物業按公開市場估值列值 之每股普通股資產淨值	**8.88元**	8.70元

* *按於二零零七年三月三十一日之公開市場估值計算。*

地產發展

位於山頂賓吉道之高級住宅發展物業之上蓋工程已完成。該發展物業之建築工程預計將於二零零八年度下半年完竣。最近山頂豪宅的成交呎價創出新紀錄。連同股票價格高企及經濟強勁因素，預期這個趨勢會持續。

位於加利福尼亞州FRENCH VALLEY AIRPORT CENTER發展物業第一期之設計及重新規劃預期可於短期內完成，地盤平整工程將於二零零八年首季展開。

酒店

由於未來數年新落成五星級酒店之供應有限及訪港旅客持續增加，本集團擁有百分之三十五權益之喜來登酒店今後數年將會繼續表現理想。預期二零零八年度之奧運會及二零零九年之東亞運動會可令酒店入住率增加。

位於喜來登酒店內之購物商場將於明年進行提升品級工程，這將會提高其形象和租金收入。

高科技投資

美國高科技行業正持續復甦，集團已投資之基金中有一些公司如DivX, Inc.，Acme Packet, Inc.及Hansen Medical, Inc.已透過出售或成功上市反映其真實價值。本集團於這方面之投資預期會有令人滿意的回報。

展望

就現時之趨勢而言，未來數年香港物業市道表現最強勁之三方面是寫字樓物業，超級豪華住宅及五星級酒店。本集團已專注於發展這三方面之物業。這三方面之物業並沒有跡象顯示過熱，現時香港這類型物業的價格是遠低於其他金融中心如倫敦。

因此，本集團之財政狀況是非常穩固和健全。這可使集團能於未來任何新的商機上佔得優勢。

流動資金狀況及財務資源

於二零零七年九月三十日，本集團在扣除現金後之貸款淨額為港幣二千一百一十萬元，而於二零零七年三月三十一日則為港幣一億八千三百九十萬元。本集團貸款中有百分之六十七點二須於一年內償還，有百分之三十二點八之貸款須於第二至五年內償還。本集團所有貸款中約百分之八十六點五為港元，其餘百分之十三點五則為美元。由於美元貸款與本集團於美國之業務有直接關連，因此該等貸款大部份與同一貨幣之資產互相抵銷。

於二零零七年九月三十日，本集團已獲批核但未動用之信貸額為港幣四億三千四百八十萬元。所有該等銀行融資以浮動利率計算利息，而有關息率會定期調整。於二零零七年九月三十日之資本負債比率為百分之九點六，而二零零七年三月三十一日則為百分之九點五。

本集團以賬面值共約港幣十一億七千二百九十萬元（二零零七年三月三十一日：港幣十一億三千七百三十萬元）之租賃土地、待售物業、發展中物業及投資物業作抵押，取得銀行貸款額共港幣四億五千九百一十萬元（二零零七年三月三十一日：港幣四億四千九百一十萬元）。於資產負債表結算日，上述貸款額已被動用者計為港幣二億七千二百一十萬元（二零零七年三月三十一日：港幣二億六千七百一十萬元）。

人力資源

除聯營公司外,本集團於香港及美國兩地僱用共二百四十二名員工。於二零零七年九月三十日止上半年度僱員開支(不包括董事酬金)達港幣二千四百八十萬元。本集團按年檢討僱員之薪酬,其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

董事權益

於二零零七年九月三十日,依證券及期貨條例(「證券條例」)第352條而設置之登記冊所載記錄,各董事及行政總裁在本公司股份中之權益如下:

	股份數目				
姓名	個人權益	家屬權益	法團權益	其他權益	**總數**
陳 斌	112,786,971	–	*61,335,074	–	**174,122,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	63,000	–	–	–	**63,000**

*註: 該等股份乃透過一間由陳斌先生全資擁有之公司所持有。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外,根據本公司依據證券條例第352條而設置之登記冊所記錄或本公司及聯交所根據《上市發行人董事進行證券交易的標準守則》(「《標準守則》」)所獲通知,各董事及行政總裁及彼等之聯繫人士概無在本公司或其任何相聯法團(定義於證券條例第XV部內界定)之股份或相關股份中擁有任何權益或淡倉。

於上半年度,本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

主要股東

於二零零七年九月三十日，依證券條例第336條設置之主要股東登記冊，顯示本公司已接獲下列持有超過本公司已發行股本百分之五或以上權益之通知。此權益並不包括於以上透露之董事及行政總裁之權益內：

姓名	股份數目
*陳潘慧娟	96,185,380

*註： 陳潘慧娟女士乃陳斌先生之母。

上文披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零七年九月三十日，本公司並無獲任何其他人士（上文披露之一名本公司董事除外）知會，彼於本公司股份或相關股份中擁有須記錄於本公司依據證券條例第336條而設置之登記冊之權益或淡倉。

股份購買、出售或贖回

回顧上半年度，本公司並無贖回任何公司股份。另本公司或各附屬公司於上半年內均無購買或出售本公司任何股份。

審核委員會

審核委員會與管理層已審閱本集團之會計原則及慣例，並商討過內部監控與財務申報事宜，包括審閱此未經審核中期財務報表。

遵守企業管治常規守則

在上半年度內，本公司一直遵守聯交所證券上市規則附錄十四所載《企業管治常規守則》（「《企管守則》」），惟下列事項除外：

(1) 根據《企管守則》A.2.1條守則條文，主席及行政總裁之角色應有區分，並不應由一人同時兼任。

本公司主席及行政總裁之角色並無區分，陳斌先生現同時擔任本公司主席及行政總裁職務。董事局認為，由同一人兼任主席及行政總裁職務可以提高本公司的企業決策及執行效率，有助於本集團更有效及迅速抓緊商機。眾多本港及國際機構均採用該項安排，可令公司敏捷地作出決策從而達到較高效益，此乃在應付迅速轉變的營商環境所需具備之條件。

(2) 根據《企管守則》A.4.1條守則條文，非執行董事的委任應有指定任期，並須接受重新選舉。

本公司的非執行董事並無指定任期，但須根據本公司之細則規定，在股東週年大會上輪席告退及重選連任。

(3) 根據《企管守則》A.4.2條守則條文第二部份，每名董事（包括有指定任期的董事）應輪流退任，至少每三年一次。

本公司每名董事，包括有指定任期的董事（惟根據本公司於一九九零年在百慕達採納的本公司法例，任何主席或董事總經理外）須至少每三年輪流退任一次。根據本公司法例第4(g)條，本公司任何主席或董事總經理毋須根據細則輪流退任。

遵守董事證券交易標準守則

本公司已採納上市規則附錄十所載標準守則以規範董事的證券交易。公司已向所有董事作出查詢，所有董事已確認在期間內均已遵守標準守則。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

承董事局命
陳斌
主席

香港，二零零七年十二月十二日

於本報告日期，本公司董事局成員包括執行董事陳斌先生（主席）、林威廉先生及李永修先生，非執行董事陳秀清女士，以及獨立非執行董事張永兆先生、郭志樑先生及鄺文星先生。

END